Exhibit 99.17

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	26	01	2006	27	01	2006

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	20,000	10,000	2,450
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£5.43	£4.67	£4.835

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

coform	88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	26	01	2006	27	01	2006

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	26,000	29,000	8,000
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£3.81	£3.4975	£3.97

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Apollo Nominees Limited Account ID DEP	Ordinary	60,295

Address
1 Finsbury Avenue London
UK postcode EC2M 2PP

Name	Class of shares allotted	Number allotted
Mr Robert Marchbank	Ordinary	11,076

Address
Laurel House Coronation Road Ascot Berkshire
UK postcode SL5 9LP

Name	Class of shares allotted	Number allotted
Mr Stephen Paul Webster	Ordinary	6,450

Address
2 Melliss Avenue Kew Richmond Surrey
UK postcode TW9 4BQ

Name	Class of shares allotted	Number allotted
Mr Ron Wise	Ordinary	2,629

Address
10 River View Drive Brampton Ontario L6W 2E5 Canada
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Frank J Gurdziel	Ordinary	5,000

Address
2612 Boush Quarter Virginia Beach Virginia 23452 USA
UK postcode

Name	Class of shares allotted	Number allotted
Mr Robert Braig	Ordinary	10,000

Address
49 Whittakers Mill Road Williamsburg VA 23185 USA
UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 30/01/06
M J White
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform